UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

09610L 106**

G11957 100**

(CUSIP Number)

BlueCity Media Limited

Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road

Chaoyang District, Beijing

People’s Republic of China

+86 10 5876-9855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the BlueCity Holdings Limited (the “Issuer”), which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer. CUSIP number G11957 100 has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS BlueCity Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,771,090 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,771,090 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,771,090 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 5,614,840 Class B ordinary shares due to the Reporting Person’s beneficial ownership in ordinary shares of the Issuer prior to the initial public offering (“IPO”) of the Issuer, and (ii) 156,250 Class A ordinary shares represented by 312,500 ADSs acquired by BlueCity Media Limited in the Issuer’s IPO.

(2)

Calculation is based on 17,825,670 ordinary shares of the Issuer (being the sum of 12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares) to which this report is related, issued and outstanding as of July 10, 2020, assuming the underwriters do not exercise their over-allotment option. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS Shimmery Sapphire Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,771,090 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,771,090 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,771,090 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 5,614,840 Class B ordinary shares due to the Reporting Person’s beneficial ownership in ordinary shares of the Issuer prior to the Issuer’s IPO, and (ii) 156,250 Class A ordinary shares represented by 312,500 ADSs acquired by BlueCity Media Limited in the Issuer’s IPO.

(2)

Calculation is based on 17,825,670 ordinary shares of the Issuer (being the sum of 12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares) to which this report is related, issued and outstanding as of July 10, 2020, assuming the underwriters do not exercise their over-allotment option. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS Cantrust (Far East) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,771,090 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,771,090 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,771,090 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 5,614,840 Class B ordinary shares due to the Reporting Person’s beneficial ownership in ordinary shares of the Issuer prior to the Issuer’s IPO, and (ii) 156,250 Class A ordinary shares represented by 312,500 ADSs acquired by BlueCity Media Limited in the Issuer’s IPO.

(2)

Calculation is based on 17,825,670 ordinary shares of the Issuer (being the sum of 12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares) to which this report is related, issued and outstanding as of July 10, 2020, assuming the underwriters do not exercise their over-allotment option. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS Baoli Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,172,771 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,172,771 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,172,771 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 5,614,840 Class B ordinary shares held by BlueCity Media Limited due to its beneficial ownership in ordinary shares of the Issuer prior to the Issuer’s IPO, (ii) 156,250 Class A ordinary shares represented by 312,500 ADSs acquired by BlueCity Media Limited in the Issuer’s IPO, and (iii) 401,681 ordinary shares issuable upon the exercise of options exercisable within 60 days upon the completion of the IPO, held by Baoli Ma.

(2)

Calculation is based on 17,825,670 ordinary shares of the Issuer (being the sum of 12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares) to which this report is related, issued and outstanding as of July 10, 2020, assuming the underwriters do not exercise their over-allotment option. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.0001 per share, including Class A ordinary shares represented by ADSs, of BlueCity Holdings Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on The Nasdaq Global Market under the symbol “BLCT.” The principal executive office of the Issuer is Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, People’s Republic of China.

Item 2.	Identity and Background.

(a) and (f):	This Schedule 13D is being jointly filed by:

(i) BlueCity Media Limited, a British Virgin Islands company;

(ii) Shimmery Sapphire Holding Limited, a British Virgin Islands company;

(iii) Cantrust (Far East) Limited, a British Virgin Islands company; and

(iv) Baoli Ma, a citizen of the People’s Republic of China (the entity and the individual listed in items (i), (ii), (iii) and (iv) are collectively referred to herein as the “Reporting Persons” and each a “Reporting Person” as applicable).

The Reporting Persons have entered into a joint filing agreement dated as of July 15, 2020, a copy of which is attached here to as Exhibit A.

(b):	The office address of BlueCity Media Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The office address of Shimmery Sapphire Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

The office address of Cantrust (Far East) Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

The principal business office of the director of BlueCity Media Limited, or Mr. Baoli Ma, is Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, People’s Republic of China.

(c):	The sole director of BlueCity Media Limited is Mr. Baoli Ma. BlueCity Media Limited is wholly-owned by Shimmery Sapphire Holding Limited. Cantrust (Far East) Limited holds 100% equity interests in Shimmery Sapphire Holding Limited on behalf of Shimmery Diamond Trust, which is a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Mr. Baoli Ma is the settlor of Shimmery Diamond Trust, and Mr. Baoli Ma and his family are the trust’s beneficiaries. Mr. Baoli Ma may provide investment advisory services to the trustee in his capacity as an investment advisor in respect to the assets of Shimmery Diamond Trust, including the shares held by BlueCity Media Limited in the Issuer.

BlueCity Media Limited does not have any executive officers.

The present principal employment of the director of BlueCity Media Limited, Mr. Baoli Ma, is chairman of the board of directors and chief executive officer of the Issuer.

(d) and (e):

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none of the Reporting Persons was or is, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

BlueCity Media Limited is wholly-owned by Shimmery Sapphire Holding Limited. Cantrust (FarEast) Limited holds 100% equity interests in Shimmery Sapphire Holding Limited on behalf of Shimmery Diamond Trust, which is a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Mr. Baoli Ma is the settlor of Shimmery Diamond Trust, and Mr. Baoli Ma and his family are the trust’s beneficiaries. Mr. Baoli Ma may provide investment advisory services to the trustee in his capacity as an investment advisor in respect to the assets of Shimmery Diamond Trust, including the shares held by BlueCity Media Limited in the Issuer.

Prior to the completion of the Issuer’s IPO on July 10, 2020, Mr. Baoli Ma held 5,615,840 ordinary shares through BlueCity Media Limited, and 401,681 ordinary shares issuable upon the exercise of options exercisable within 60 days upon the completion of the IPO.

The source of funds for acquiring the 5,615,840 ordinary shares by BlueCity Media was the personal funds of Mr. Baoli Ma. The Issuer granted the options to Mr. Baoli Ma for the past and future service provided by him to the Issuer.

Immediately prior to the completion of the IPO, all ordinary shares directly held by BlueCity Media Limited were re-designated and re-classified as Class B ordinary shares of the Issuer on a one-for-one basis.

Mr. Baoli Ma, through BlueCity Media Limited, has subscribed for and has been allocated in the IPO, 156,250 Class A ordinary shares represented by 312,500 ADSs. These securities were acquired with personal funds of Mr. Baoli Ma.

Item 4.	Purpose of Transaction.

Item 3 is incorporated herein by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for long-term investment purposes. The Reporting Persons intend to review the investments in the Issuer on a continuing basis and, depending on various factors the Reporting Persons may deem relevant to the investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s Class A ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold the existing position in the securities for investment.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deems appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b):	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on a total of 17,825,670 ordinary shares of the Issuer (being the sum of 12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares), issued and outstanding as of July 10, 2020, assuming the underwriters do not exercise their over-allotment option. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Persons.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Class A ordinary shares or has the right to acquire any Class A ordinary shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A ordinary shares which it may be deemed to beneficially own.

(c):	Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d):	Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Persons.

(e):	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 is incorporated herein by reference in its entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated July 15, 2020, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2020

BlueCity Media Limited	By:	/s/ Baoli Ma
Name: Baoli Ma
Title: Director

Shimmery Sapphire Holding Limited	By:	/s/ LAU Lai Sze /s/ MOCK Yuk Sim
Name: LAU Lai Sze and MOCK Yuk Sim
Title: Director / Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

Cantrust (Far East) Limited	By:	/s/ LAU Lai Sze /s/ MOCK Yuk Sim
Name: LAU Lai Sze and MOCK Yuk Sim
Title: Director / Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

Baoli Ma	By:	/s/ Baoli Ma
Baoli Ma